Exhibit 99.1

PRESS RELEASE | NASDAQ: IPX | ASX: IPX
December 8, 2022

IPERIONX EXTENDS TITANIUM METAL TECHNOLOGIES AGREEMENT

▪	IperionX has extended the purchase and license option agreements over the patented ‘titanium technologies’ from Blacksand Technology LLC

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The titanium technologies represent the only commercially available 100% fully circular, low-carbon titanium production process and were recently instrumental in producing the first circular ‘production series’ 3D printed titanium watch blanks for the Officine Panerai, a division of Compagnie Financière Richemont SA

▪
The revised agreement retains the option to acquire the full range of Blacksand technologies including HAMR, GSD, low carbon synthetic rutile, titanium alloying, zirconium metal and rare earth recycling as well as retaining the option to secure the exclusive rights to the global licenses over all intellectual property held by Blacksand

▪	The revised agreement extends the option expiry date by two years to December 31, 2024

▪
This successful renegotiation extends the timing of both cash and equity payments to Blacksand, materially reduces IperionX’s near term capital requirements, providing a pathway to potentially accelerate the development of the Titanium Demonstration Facility in South Boston, Virginia

IperionX Limited (“IperionX”) (NASDAQ: IPX, ASX: IPX), a leader in the development of a sustainable and fully circular titanium metal supply chain, is pleased to announce that it has successfully negotiated to

The revised agreement includes the option to acquire all of the assets of Blacksand Technology LLC (“Blacksand”), which developed the global patents to the titanium and metal alloy technologies, as well as the option agreements for exclusive global licenses over technologies held by Blacksand, including hydrogen assisted metallothermic reduction (HAMRi), granulation sintering deoxygenation (GSDii), low carbon titanium mineral enrichment (synthetic rutileiii), titanium dioxide (TiO2) and titanium alloying technologiesiv.

The revised agreement extends the payment terms by two years and this capital flexibility provides a pathway to potentially accelerate the development of the Titanium Demonstration Facility in South Boston, Virginia.

Should IperionX choose not to exercise the purchase option to acquire all the assets of Blacksand, it retains options to license key technologies from Blacksand, including HAMR and GSD.

Anastasios Arima, co-founder and CEO of IperionX added:

“We are very pleased to have worked with Dr. Fang and the Blacksand team to revise the titanium metal technology agreement. The revised agreement delivers capital flexibility for IperionX to potentially accelerate the re-shoring of a U.S. based titanium supply chain to meet the high levels of market demand for low carbon, fully circular titanium.

IperionX is progressing a range of non-dilutive funding opportunities for the Titanium Demonstration Facility, including potential government grants, scale up funds, product offtake prepayments and capacity reservation charges.”

This announcement has been authorized for release by the Board.

For further information and enquiries please contact:

info@iperionx.com
+1 980 237 8900

www.iperionx.com

Corporate Office	Tennessee Office	Salt Lake City Office
129 W Trade St, Suite 1405 Charlotte, NC 28202	279 West Main St, Camden, TN 38320	1782 W 2300 S, West Valley City, UT 84119

About IperionX

IperionX’s mission is to be the leading developer of low carbon titanium for advanced industries including space, aerospace, electric vehicles and 3D printing. IperionX’s breakthrough titanium technologies can produce titanium products that are low carbon and fully circular. IperionX is producing titanium metal powders from titanium scrap at its operational pilot facility in Utah, and intends to scale production at a Titanium Demonstration Facility in Virginia.  IperionX holds a 100% interest in the critical minerals Titan Project, which has the largest JORC resource of titanium, rare earth and zircon rich mineral sands in the U.S.A.

Forward Looking Statements

Information included in this release constitutes forward-looking statements. Often, but not always, forward looking statements can generally be identified by the use of forward-looking words such as “may”, “will”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “continue”, and “guidance”, or other similar words and may include, without limitation, statements regarding plans, strategies and objectives of management, anticipated production or construction commencement dates and expected costs or production outputs.

Forward looking statements inherently involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance, and achievements to differ materially from any future results, performance, or achievements. Relevant factors may include, but are not limited to, changes in commodity prices, foreign exchange fluctuations and general economic conditions, increased costs and demand for production inputs, the speculative nature of exploration and project development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves, the Company’s ability to comply with the relevant contractual terms to access the technologies, commercially scale its closed-loop titanium production processes, or protect its intellectual property rights, political and social risks, changes to the regulatory framework within which the Company operates or may in the future operate, environmental conditions including extreme weather conditions, recruitment and retention of personnel, industrial relations issues and litigation.

Forward looking statements are based on the Company and its management’s good faith assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company’s business and operations in the future. The Company does not give any assurance that the assumptions on which forward looking statements are based will prove to be correct, or that the Company’s business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company’s control.

Although the Company attempts and has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in forward looking statements, there may be other factors that could cause actual results, performance, achievements, or events not to be as anticipated, estimated or intended, and many events are beyond the reasonable control of the Company. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward looking statements in these materials speak only at the date of issue. Subject to any continuing obligations under applicable law or any relevant stock exchange listing rules, in providing this information the Company does not undertake any obligation to publicly update or revise any of the forward-looking statements or to advise of any change in events, conditions or circumstances on which any such statement is based.

Appendix 1: Revised Agreement Details

The revised option agreement gives IperionX the choice of either directly acquiring all of Blacksand’s commercialization rights to its technologies via an asset purchase, including HAMR, GSD, low carbon synthetic rutile, titanium alloying, zirconium metal and rare earth recycling, or, alternatively, to secure exclusive sublicensing rights to a range of technologies via a royalty-bearing license with Blacksand.

IperionX has an additional two years to choose either exclusive option, both of which provide pathways to exclusive control of Blacksand’s suite of patented titanium technologies.

Select aspects of the revised option agreement will require consent from the University of Utah Research Foundation, as a party to an agreement under which Blacksand received an exclusive license and related rights to certain patents and products relating to the technologies. This consent is not anticipated to be unreasonably withheld.

•	Key parties: IperionX Limited and Blacksand Technologies, LLC
•	Option period: From signing until December 31, 2024
•
Option payments: $6m in total, with payments of $1.5m payable on each of January 2023, July 2023, January 2024 and July 2024, all of which may be credited towards either the purchase price or license price at IperionX’s election

•	Other: During the two-year option period, Blacksand grants IperionX an exclusive, limited, royalty-free, license to develop the Blacksand IP for commercial purposes

Asset Purchase Option

•	Scope: All Blacksand assets including commercialization rights to its intellectual property
•	Purchase price: $12m
•	Equity consideration: At IperionX’s election, and subject to shareholder approval, 30% ($3.6m) of the purchase price can be paid in IperionX shares
•	Royalties: 0.5% of net sales in excess of $300m for the life of the patented technology

Blacksand purchase option - Key terms
	Original	Revised
Option purchase price	$12m	$12m
Option / purchase payment profile	$12m payment on December 31, 2022	4x $1.5m payments over eighteen months + 1x $6m payment on December 31, 2024
% payable in scrip	30%, payable at option exercise	30%, payable at option exercise
Option expiry date	December 31, 2022	December 31, 2024

Exclusive Royalty-Bearing License Option

•	Scope: All Blacksand intellectual property
•	License fee: $8m
•
Royalties: 3% of net sales for HAMR products and 5% of net sales for GSD products, with a minimum annual royalty of $400,000 from the third anniversary of exercising the option through the life of the patented technologies

[i]	Refer to ASX announcement dated February 15, 2021, link.
ii	Refer to ASX announcement dated June 10, 2021, link.
iii	Refer to ASX announcement dated August 9, 2022, link.
iv	Refer to ASX announcement dated August 26, 2022, link.